UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

BriaCell Therapeutics Corp.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

10778Y302

(CUSIP Number)

April 14, 2022

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 10778Y302

(1)	NAMES OF REPORTING PERSONS Southwest Private Capital Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 782,010 Common Shares 46,500 Common Shares issuable upon exercise of Warrants (See Item 4)*
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 782,010 Common Shares 46,500 Common Shares issuable upon exercise of Warrants (See Item 4)*
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,010 Common Shares 46,500 Common Shares issuable upon exercise of Warrants (See Item 4)*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	The reporting persons’ ownership consists of (a) 782,010 common shares, no par value (“Common Shares” ), and (b) warrants to purchase 46,500 Common Shares (the “Warrants”). As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (5), (7) and (9) show the number of Common Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (5), (7) and (9).
**	Based on 15,279,276 common shares outstanding as of March 14, 2022 as reported by the Issuer in its Annual Report on Form 40-F, filed with the Securities and Exchange Commission on March 15, 2022.

CUSIP No: 10778Y302

Item 1.	Security and Issuer.

(a)	Name of Issuer:

BriaCell Therapeutics Corp. (the “Issuer”)

(b)	Address of Issuer:

Suite 300 – 235 15th Street,

West Vancouver, British Columbia V7T 2X1

Item 2.	Identity and Background.

(a)	Name of Person Filing:

Southwest Private Capital Inc.

(b)	Address of Principal Business Office or, if none, Residence:

Bishop’s Landing 100-1475 Lower Water Street

Halifax, Nova Scotia, B3j 3z2

Canada

(c)	Citizenship or Place of Organization:

Nova Scotia, Canada

(d)	Title of Class of Securities:

Common shares, no par value

(e)	CUSIP Number:

10778Y302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the reporting person hereto and is incorporated herein by reference. The percentage set forth in Row 11 of the cover page is based on 15,279,276 Common Shares issued and outstanding as of March 14, 2022, as reported by the Issuer in its Annual Report on Form 40-F, filed with the Securities and Exchange Commission on March 15, 2022 and assumes the exercise of the Company’s Warrants subject to the Blockers (as defined below).

Pursuant to the terms of the Warrants, the reporting person cannot exercise the Warrants to the extent the reporting person would beneficially own, after any such exercise, more than 4.99% of the outstanding Common Shares (the “Blockers”), and the percentage set forth in Row 11 of the cover page for the Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the reporting person was not able to exercise any of the Warrants due to the Blockers.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 25, 2022

Southwest Private Capital Inc.

By:	/s/ Matt Miles
Name:	Matt Miles
Title:	Vice President of Investments